UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                                NEOFORMA, INC.

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                               (Name of Issuer)

                   Common Stock, par value $0.001 per share

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                        (Title of Class of Securities)

                                  640475 10 7

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                                (CUSIP Number)

                                Marcea B. Lloyd
               Chief Administrative Officer and General Counsel
                                   VHA Inc.
                        220 East Las Colinas Boulevard
                           Irving, Texas 75039-5500
                                (972) 830-0000

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                   copy to:
                           Nancy A. Lieberman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                                 (212)735-3000
                                April 18, 2005

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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640475 10 7

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1.      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSONS (ENTITIES ONLY).

        VHA INC. - (IRS Employer Identification Number 38-2182248)
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2.      CHECK THE APPROPRIATE BOX IF A (a) / / MEMBER OF A
        GROUP (SEE INSTRUCTIONS) (b) / /
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3.      SEC USE ONLY


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4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

        N/A
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5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E) / /
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                        7.  SOLE VOTING POWER

   NUMBER OF                8,611,217
   SHARES               --------------------------------------------------------
   BENEFICIALLY         8.  SHARED VOTING POWER
   OWNED BY
   EACH                 --------------------------------------------------------
   REPORTING            9.  SOLE DISPOSITIVE POWER
   PERSON WITH
                            8,611,217
                        --------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


8,611,217
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12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS) / /
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.76% (BASED ON AN AGGREGATE OF 20,618,672 SHARES OF COMMON STOCK ESTIMATED TO BEOUTSTANDING)
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14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO - Corporation
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
                  This Amendment No. 7 (this "Amendment") to the Statement on
Schedule 13D filed by VHA Inc., a Delaware corporation ("VHA"), on August 7, 2000, as amended by Amendment No. 1 on October 19, 2000, Amendment No. 2 on February 2, 2001, Amendment No. 3 on September 11, 2003, Amendment No. 4 on September 19, 2003, Amendment No. 5 on January 12, 2005 and Amendment No. 6 on April 11, 2005 (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma, Inc., a Delaware corporation ("Neoforma"). All capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

                  Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

                  Neoforma has previously announced that it is evaluating its strategic alternatives, including a possible sale of Neoforma or a merger transaction, to achieve greater stockholder value (each, a "Transaction"). On April 13, 2005, the Board of Directors of VHA determined that in the event Neoforma proposes a Transaction on terms, and with a third party, acceptable to VHA, VHA presently intends to support it and sell its shares of Common Stock in such Transaction. Such support, however, would be conditioned upon Novation renegotiating the Outsourcing Agreement with the buyer in the context of a Transaction.

                  VHA believes that any renegotiation of the Outsourcing Agreement will be based on terms, including service levels and pricing, that are market competitive, consistent with the principles of Section 8.5 of the Outsourcing Agreement. VHA, upon advice of its consultant, Computer Sciences Corporation, believes that a market competitive price of the services provided by Neoforma under the Outsourcing Agreement should be significantly less than what Novation is currently paying to Neoforma. Novation has not invoked the benchmarking procedure of Section 8.5 of the Outsourcing Agreement at this time and, if such provision were invoked, a new independent party would be retained to conduct the benchmarking process under Section 8.5 of the Outsourcing Agreement.

                  Additionally, Novation has the right to terminate the Outsourcing Agreement upon a change in control of Neoforma, which VHA may request Novation to invoke if Neoforma consummates a Transaction that is not acceptable to VHA and Novation.

                  There can be no assurance that a renegotiation of the Outsourcing Agreement or any transaction with respect to VHA's ownership interest in Neoforma will occur or, if so, on what terms.

Item 7.    Material to be Filed as Exhibits

                  References to and descriptions of Section 8.5 of the Outsourcing Agreement as set forth herein are qualified in their entirety by reference to the copy of Section 8.5, the definitions of the terms used in
Section 8.5, and Section 8.1 of the Outsourcing Agreement, all of which is attached as Exhibit 1 and incorporated herein in its entirety where such references and descriptions appear.

Exhibit 1 Section 8.5, definitions of certain terms and Section 8.1 of the Fourth Amended and Restated Outsourcing and Operating Agreement, dated as of August 13, 2003, among Novation, LLC, VHA Inc., University HealthSystem Consortium, Healthcare Purchasing Partners International, LLC and Neoforma Inc.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            VHA INC.


                                            By:  /s/ Marcea B. Lloyd
                                                 -------------------------------
                                            Name:  Marcea B. Lloyd
                                            Title: Chief Administrative Officer
                                                   and General Counsel

Dated:  April 18, 2005